Exhibit 4(a)

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
As of June 30, 2019, Parker-Hannifin Corporation (“Parker,” the “Company,” “we,” “us” or “our") had one class of securities registered under Section 12 of the Securities Exchange Act of 1934: our common stock.
DESCRIPTION OF CAPITAL STOCK
The following summary of the terms of our capital stock is based upon our amended articles of incorporation, our regulations, as amended and restated and applicable provisions of law. The summary is not complete, and is qualified by reference to our amended articles of incorporation and regulations, as amended and restated, which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein.
Capitalization
Our authorized capital stock consists of 603,000,000 shares of stock, including:

•	600,000,000 common shares, par value of $.50 per share; and

•	3,000,000 shares of serial preferred stock, par value of $.50 per share.
Common Shares
Holders of our common shares are entitled to one vote per share with respect to each matter submitted to a vote of our shareholders, subject to voting rights of shares of our serial preferred stock, if any. Except as provided in connection with our serial preferred stock or as otherwise may be required by law or our amended articles of incorporation, our common shares are the only capital stock entitled to vote in the election of directors. Shareholders of Parker do not have cumulative voting rights in the election of directors.

Subject to the rights of holders of our serial preferred stock, if any, holders of our common shares are entitled to receive dividends and distributions lawfully declared by our board of directors. If we liquidate, dissolve or wind up our business, whether voluntarily or involuntarily, holders of our common shares will be entitled to receive any assets available for distribution to our shareholders after we have paid or set apart for payment the amounts necessary to satisfy any preferential or participating rights to which the holders of each outstanding series of serial preferred stock are entitled by the express terms of that series of serial preferred stock.
Our outstanding common shares are fully paid and nonassessable. Our common shares do not have any preemptive, subscription or conversion rights. We may issue additional authorized common shares as it is authorized by our board of directors from time to time, without shareholder approval, except as may be required by applicable stock exchange requirements.
Serial Preferred Stock
Our board of directors has been authorized to provide for the issuance of shares of our serial preferred stock in multiple series without the approval of shareholders. With respect to each series of our serial preferred stock, our board of directors has the authority, consistent with our amended articles of incorporation, to fix the following terms:

•	the designation of the series distinguished by number, letter or title;

•	the number of shares within the series, which the board of directors may increase or decrease, except where otherwise provided in the terms of the series;

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•	the dividend rate of the series;

•	the dates at which dividends, if declared, shall be payable, and the dates from which dividends shall be cumulative;

•	the liquidation price of the series;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series;

•	whether the shares are convertible, the price or rate of conversion, and the applicable terms and conditions; and

•	any restrictions on issuance of shares in the same series or any other series.
Dividends in respect of the serial preferred stock will be cumulative and payable quarterly in cash. Holders of serial preferred stock are entitled to one vote for each share of serial preferred stock on all matters presented to shareholders and vote, in general, together with common shares as one class. In the event of a default in the payment of dividends (whether or not declared) in an aggregate amount equivalent to six quarterly dividends (whether or not consecutive), the holders of serial preferred stock, voting as a separate class, have the right to elect two additional directors on Parker’s board of directors. In addition, the holders of serial preferred stock have supermajority voting rights in regard to changes to our amended articles of incorporation or regulations, as amended and restated adversely affecting the voting powers, rights or preferences of this serial preferred stock.
Rights of holders of shares of the serial preferred stock will be subordinate to the rights of our general creditors. Shares of our serial preferred stock that we issue will be fully paid and nonassessable, and will not be entitled to preemptive rights unless specified in the applicable prospectus supplement.
The description of our board of director’s powers with respect to serial preferred stock and rights of serial preferred stock shareholders in this section does not describe every aspect of these powers and rights. A copy of our amended articles of incorporation has been incorporated by reference herein.
Limitation on Directors’ Liability
Under Section 1701.59(D) of the Ohio Revised Code, unless the articles or the regulations of a corporation state by specific reference that this provision of Ohio law does not apply, a director is liable for monetary damages for any action or omission as a director only if it is proven by clear and convincing evidence that this act or omission was undertaken either with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation. This provision, however, does not affect the liability of directors under Section 1701.95 of the Ohio Revised Code, which relates to:

•
the payment of dividends or distributions, the making of distributions of assets to shareholders or the purchase or redemption of the corporation’s shares, contrary to the law or the corporation’s articles;

•	the distribution of assets to shareholders during the winding up of our affairs by dissolution or otherwise, if creditors are not adequately provided for; and

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•
the making of certain loans to officers, directors or shareholders, other than in the usual course of business, without approval by a majority of the disinterested directors of the corporation who determined that the loan could reasonably be expected to benefit the corporation.

Section 1701.59(D) applies to our board of directors because our amended articles of incorporation and regulations, as amended and restated do not specifically exclude its applicability. This may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter shareholders or management from bringing a lawsuit against directors based on their actions or omissions, even though such a lawsuit, if successful, might otherwise have benefited us and our shareholders.
Ohio Anti-Takeover Law
Several provisions of the Ohio Revised Code may make it more difficult to acquire us by means of a tender offer, open market purchase, proxy fight or otherwise. These provisions include Section 1701.831 (“Control Share Acquisitions”), Chapter 1704 (“Business Combinations”) and Section 1707.041 (“Control Bids”).
These statutory provisions are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors. We believe that, as a general rule, our interests and the interests of our shareholders would be served best if any change in control results from negotiations with our board of directors based upon careful consideration of the proposed terms, such as, among other factors, the price to be paid to shareholders, the form of consideration to be paid and the anticipated tax effects of the transaction.
These statutory provisions could have the effect of discouraging a prospective acquirer from making a tender offer for our shares or otherwise attempting to obtain control of us. To the extent that these provisions discourage takeover attempts, they could deprive shareholders of opportunities to realize takeover premiums for their shares. Moreover, these provisions could discourage accumulations of large blocks of common shares, thus depriving shareholders of any advantages which large accumulations of stock might provide. Finally, these provisions could limit the ability of shareholders to approve a transaction that they may deem to be in their best interests.
The Ohio Revised Code’s Control Share Acquisitions, Business Combinations and Control Bids provisions are set forth in summary below. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all sections of the Ohio Revised Code.

Control Share Acquisitions
Section 1701.831 of the Ohio Revised Code provides that certain notice and informational filings and special shareholder meeting and voting procedures must be followed prior to consummation of a proposed “control share acquisition.” The Ohio Revised Code defines a “control share acquisition” as any acquisition of an issuer’s shares which would entitle the acquirer, immediately after that acquisition, directly or indirectly, to exercise or direct the exercise of voting power of the issuer in the election of directors within any one of the following ranges of that voting power:

•	one-fifth or more, but less than one-third of that voting power;

•	one-third or more, but less than a majority of that voting power; or

•	a majority or more of that voting power.
Assuming compliance with the notice and information filings prescribed by the statute, the proposed control share acquisition may be made only if, at a special meeting of shareholders, the acquisition is approved by at least a majority of the voting power of the issuer represented at the meeting and at least a majority of the voting power remaining after excluding the combined voting power of the “interested shares.” “Interested shares” are the shares held by the intended acquirer and the employee-directors and officers of the issuer, as well as certain shares that

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were acquired after the date of the first public disclosure of the acquisition but before the record date for the meeting of shareholders and shares that were transferred, together with the voting power thereof, after the record date for the meeting of shareholders.
Business Combinations
We are subject to Chapter 1704 of the Ohio Revised Code, which prohibits certain business combinations and transactions between an “issuing public corporation” and an “interested shareholder” for at least three years after the interested shareholder attains 10% ownership of the issuing public corporation, unless the board of directors of the issuing public corporation approves the transaction prior to the interested shareholder attaining such 10% ownership. An “issuing public corporation” is an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices, or substantial assets within the State of Ohio, and as to which no close corporation agreement exists. An “interested shareholder” is a beneficial owner of 10% or more of the shares of a corporation. Examples of transactions regulated by Chapter 1704 include the disposition of assets, mergers and consolidations, voluntary dissolutions and the transfer of shares.
Subsequent to the three-year period, a transaction subject to Chapter 1704 may take place provided that certain conditions are satisfied, including:

•	prior to the interested shareholder’s share acquisition date, the board of directors of the issuing public corporation approved the purchase of shares by the interested shareholder;

•
the transaction is approved by the holders of shares with at least 66 2⁄3% of the voting power of the corporation (or a different proportion set forth in the articles of incorporation), including at least a majority of the outstanding shares after excluding shares controlled by the interested shareholder; or

•	the business combination results in shareholders, other than the interested shareholder, receiving a fair price plus interest for their shares.
Control Bids
Section 1707.041 of the Ohio Revised Code regulates certain “control bids” for corporations in Ohio with certain concentrations of Ohio shareholders and permits the Ohio Division of Securities to suspend a control bid if certain information is not provided to offerees, the subject corporation and the Ohio Division of Securities. Control bids include the purchase or offer to purchase any equity security of such a corporation from a resident of Ohio if, after the purchase of that security, the offeror would be directly or indirectly the beneficial owner of more than 10% of any class of issued and outstanding equity securities of the corporation. Information that must be provided in connection with a control bid includes a statement of any plans or proposals that the offeror, upon gaining control, may have to liquidate the subject corporation, sell its assets, effect a merger or consolidation of the corporation, establish, terminate, convert, or amend employee benefit plans, close any plant or facility of the subject corporation or of any of its subsidiaries or affiliates, change or reduce its work force or the work force of any of its subsidiaries or affiliates, or make any other major change in the corporation’s business, corporate structure, management personnel or policies of employment.
Special Charter and Regulations Provisions
Our amended articles of incorporation contain a “fair price” provision that applies to certain business combination transactions involving any person or group that beneficially owns at least 20% of the aggregate voting power of our outstanding capital stock, referred to as an “interested party.” The provision requires the affirmative vote of the holders of at least 80% of our voting stock to approve certain business combination transactions between the interested party and us or our subsidiaries, including:

•	any merger or consolidation;

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•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or the assets of a subsidiary having a fair market value of at least $20,000,000;

•	the adoption of any plan or proposal for our liquidation or dissolution proposed by or on behalf of the interested party;

•	the issuance or transfer by us or a subsidiary to an interested party of any of our securities or the securities of a subsidiary having a fair market value of $20,000,000 or more; or

•	any recapitalization, reclassification, merger or consolidation involving us that would have the effect of increasing the interested party’s voting power in us or a subsidiary.
The 80% voting requirement will not apply if:

•	the business combination is approved by our board of directors, including by not less than a majority of our continuing directors (as defined in our amended articles of incorporation); or

•	the business combination is a merger or consolidation and the consideration to be received by the holders of each class of capital stock is the highest of:

–	the highest per share price paid by the interested party for the capital stock during the prior two years;

–	the highest sales price reported on a national securities exchange during the prior two years; or

–
in the case of serial preferred stock, the amount of the liquidation preference plus annual compound interest from the date the interested party became an interested party less the aggregate amount of any cash dividends paid during the interest period.

This provision could have the effect of delaying or preventing a change in control in a transaction or series of transactions not satisfying the “fair price” criteria.
The “fair price” provision may be amended only by the affirmative vote of the holders of at least 80% of the aggregate voting power of our outstanding capital stock, unless two-thirds of the continuing directors recommends such a change.
The foregoing provisions of our amended articles of incorporation and regulations, as amended and restated, together with the provisions of the Ohio antitakeover laws (Section 1701.831, Chapter 1704 and Section 1707.041 of the Ohio Revised Code), could have the effect of delaying, deferring or preventing a change in control or the removal of existing management, of deterring potential acquirors from making an offer to our shareholders and of limiting any opportunity to realize premiums over prevailing market prices for our common shares in connection therewith. This could be the case notwithstanding that a majority of our shareholders might benefit from this change in control or offer.

Transfer Agent and Registrar
Equiniti Trust Company serves as the registrar and transfer agent for our common shares.

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Stock Exchange Listing
Our common shares are listed on the New York Stock Exchange. The trading symbol for our common shares on this exchange is “PH.”